UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D*

(AMENDMENT NO. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Able View Global Inc.

(Name of Issuer)

Class B Ordinary Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

G1149B108

(CUSIP Number)

Attn: Mr. Jing Tang

Scenery Investing Company Limited

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road, Shanghai, 200001

People’s Republic of China

Tel: (86) 185 0177 0425

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Scenery Investing Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,146,641[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,146,641[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,146,641[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Jing Tang[3]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,146,641[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,146,641[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,146,641[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Beneficial ownership of 2,146,641 Class B Ordinary Shares, par value U.S. $0.0001 per share (“Class B Shares”), is being reported hereunder as described in Items 3 and 5 of this Schedule 13D the Reporting Persons (as defined in Item 2). Class B Shares are not convertible. In respect of all matters subject to a shareholder’s vote, each Class B share is entitled to one vote, voting together with Class A Ordinary Shares, par value U.S. $0.0001 per share (“Class A Shares”) as one class.

[2]	Based on a total of 42,359,233 Class A Shares and Class B Shares issued and outstanding upon consummation of the Business Combination (to be defined below). See Items 3 and 5 of this Schedule 13D.

[3]	Mr. Jing Tang exercises his voting power and owns his shares of Able View Global Inc. through Scenery Investing Company Limited, which he has 100% ownership.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class B Shares, of Able View Global Inc., a Cayman Islands exempted company (the “Issuer” or the “Company”), with its principal executive offices located at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, China, 200001.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Scenery Investing Company Limited (“Scenery”), a British Virgin Islands exempted company, and Mr. Jing Tang, who owns 100% of Scenery (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, China, 200001.

(c) Mr. Jing Tang’s principal occupation is Chief Financial Officer of the Issuer. He is also a Director of the Issuer.

(d) During the past five years, Mr. Jing Tang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it/he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Jing Tang is a citizen of People Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On August 17, 2023 (the “Closing Date”), a certain business combination (the “Business Combination”) between Hainan Manaslu Acquisition Corp. (“HMAC”) and Able View Corporation Inc. (“Merger Sub”) was completed, pursuant to the Business Combination Agreement dated November 21, 2022 and amended on June 12, 2023 (the “Merger Agreement”), by and among the Company, HMAC, a Cayman Islands business company, Merger Sub, a Cayman Islands exempted company and a direct wholly owned subsidiary of the Company, Able View Inc, a Cayman Islands exempted company (“Able View”), and all the shareholders of Able View (the “Shareholders”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Merger Agreement.

On the Closing Date, pursuant to the Merger Agreement:

●	HMAC merged with and into the Merger Sub, with HMAC remaining as the surviving entity (the “Merger”);

●	at the closing of the Merger, the issued and outstanding shares in Able View held by the Shareholders will be cancelled and cease to exist, in exchange for such numbers of Class A Shares of the Company and Class B Shares of the Company, as determined in the Merger Agreement;

●	every issued and outstanding Parent Unit was automatically separated into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units ceased to be outstanding and was automatically canceled and retired and ceased to exist. Each individually separated component shall, at the Closing Date, be converted into such number of Class B Shares of the Company and warrants exercisable for such number of Class B Shares as determined in accordance with the Merger Agreement;

●	each issued and outstanding Parent Warrant at the Closing Date was converted automatically into a warrant exercisable for that number of Class B Shares as determined in accordance with the Merger Agreement; and

●	each holder of the convertible promissory notes issued by Able View and outstanding agreed to waive the conversion rights thereto, as determined in accordance with the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2, and Exhibit 3 hereto, and incorporated by reference into this Item 3.

As specified in the Issuer’s Amended and Restated Memorandum of Association and Articles of Association (the “Governing Documents”), each Issuer’s Class B Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each Issuer’s Class A Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post- Business Combination company. Each Issuer’s Class A Share is convertible into one Issuer’s Class B Share at any time by the holder thereof. Issuer’s Class B Shares are not convertible into Issuer’s Class A Shares under any circumstances. Only Issuer’s Class B Shares are tradable on the market immediately after the Business Combination.

The foregoing description of the Governing Documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, which are filed as Exhibit 4 hereto, and incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Except as set forth in this Schedule 13D and in connection with the Business Combination described above, the Reporting Persons have no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change the plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	As a result of the consummation of the Business Combination, the Reporting Persons beneficially own and have sole voting and investment power of 2,146,641 Class B Shares, representing approximately 5.1% of the 42,359,233 total of Class A Shares and Class B Shares issued and outstanding upon consummation of the Business Combination. See Item 6.
(c)	The information set forth in Item 3 is incorporated by reference into this Item 5. Except as set forth or incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Merger Agreement provides that the Shareholders may be entitled to receive earn-out shares as follows: (i) an aggregate of 1,600,000 additional Issuer’s Ordinary Shares will be issued to the Shareholders in the event that the Issuer reports net revenue in its audited financial statements for the fiscal year ending December 31, 2023 equal to or in excess of $170,000,000, and; (ii) an aggregate of 1,600,000 additional Issuer’s Ordinary Shares will be issued to the Shareholders in the event that Issuer reports net revenue in its audited financial statements for the fiscal year ending December 31, 2024 equal to or in excess of $200,000,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 and Exhibit 3 hereto, and incorporated by reference into this Item 6.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of each Reporting Persons, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement attached hereto as Exhibit A.
Exhibit 2	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View Global Inc.’s registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
Exhibit 3	Waiver Agreement dated June 12, 2023, as an amendment to the Business Combination Agreement (incorporated by reference to Exhibit 10.10 of Able View Global Inc’s registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
Exhibit 4	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 23, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

Scenery Investing Company Limited

	By:	/s/ Jing Tang
	Name:	Jing Tang
	Title:	Director

/s/ Jing Tang
Jing Tang

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: September 5, 2023

Scenery Investing Company Limited

	By:	/s/ Jing Tang
	Name:	Jing Tang
	Title:	Director

/s/ Jing Tang
Jing Tang